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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       UNITED INVESTORS INCOME PROPERTIES
                            (Name of Subject Company)

                       UNITED INVESTORS INCOME PROPERTIES
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                         55 Beattie Place, P.O. Box 1089
                        Greenville, South Carolina 29602
                                 (864) 239-1000
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                 SCHEDULE 14D-9

     This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Fund 4, LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 6, LLC; MPF Special Fund 8, LLC; MP Income Fund 12, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 24, LLC and MacKenzie Patterson Fuller, LP (collectively, the "Offerors") to purchase all of the outstanding units of limited partnership interest ("Units") of United Investors Income Properties, at a price of $40.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between September 13, 2007 and October 31, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of September 13, 2007 (the "Offer to Purchase"), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the "SEC") on September 13, 2007.

ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company is United Investors Income Properties, a Missouri limited partnership (the "Partnership"). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of June 30, 2007, 61,063 Units were outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership's general partner is United Investors Real Estate, Inc. (the "General Partner"), a Delaware corporation. The Partnership's business address and telephone number are set forth in Item 1 above.

     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $40.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO"), which was filed with the SEC on September 13, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.


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ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The Partnership has no employees and depends on the General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for payments to affiliates for services and for reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.

     Affiliates of the General Partner receive 5% of gross receipts from all of the Partnership's properties as compensation for providing property management services. The Partnership paid to such affiliates approximately $33,000 and $28,000 for the six months ended June 30, 2007 and 2006, respectively, and approximately $59,000 and $73,000 for the years ended December 31, 2006 and 2005, respectively.

     An affiliate of the General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $25,000 and $18,000 for the six months ended June 30, 2007 and 2006, respectively, and $40,000 and $76,000 for the years ended December 31, 2006 and 2005, respectively.

     In accordance with the Partnership Agreement, an affiliate of the General Partner advanced to the Partnership approximately $19,000 during the six months ended June 30, 2006 to fund operating expenses at Bronson Place Apartments, and approximately $105,000 and $22,000 during the years ended December 31, 2006 and 2005, respectively, to fund operating expenses at Bronson Place Apartments and DeFoors Crossing Apartments. During the year ended December 31, 2005, the Partnership repaid advances of approximately $22,000 with proceeds from the financing obtained on Bronson Place Apartments. Interest is charged at the prime rate plus 2% (10.25% at June 30, 2007). The interest charged by the affiliate of the General Partner was approximately $6,000 and less than $1,000 for the six months ended June 30, 2007 and 2006, respectively, and approximately $3,000 and less than $1,000 for the years ended December 31, 2006 and 2005, respectively. At June 30, 2007, the total amount of advances and accrued interest due to an affiliate of the General Partner was approximately $114,000.

     For acting as real estate broker in connection with the 1999 sale of Peachtree Corners Medical Building, the General Partner earned a real estate commission of approximately $21,000. However, this amount is not payable until the limited partners receive an amount equal to their adjusted capital investment and a cumulative distribution equal to an 8% annual return from the last additional closing date or, if greater, a 6% cumulative annual return from their date of admission to the Partnership. At December 31, 2005, the limited partners had not received their return. During the year ended December 31, 2005, the General Partner determined that the limited partners would not receive both their adjusted capital investment and applicable return with future property sales or financings. Therefore, the General Partner reversed the real estate commission previously accrued associated with the 1999 sale of Peachtree Corners Medical Building.


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     The Partnership insures its properties up to certain limits through coverage provided by Apartment Investment and Management Company ("AIMCO"), which is generally self-insured for a portion of losses and liabilities related to workers' compensation, property casualty, general liability and vehicle liability. The Partnership insures its properties above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the General Partner. During the six months ended June 30, 2007, the Partnership was charged by AIMCO and its affiliates approximately $34,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2007 as other insurance policies renew later in the year. The Partnership was charged by AIMCO and its affiliates approximately $25,000 for insurance coverage and fees associated with policy claims administration during each of the years ended December 31, 2006 and 2005.

     In addition to its indirect ownership of the sole general partner of the Partnership, AIMCO and its affiliates owned 24,498 Units in the Partnership representing 40.12% of the outstanding Units at June 30, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. AIMCO or its affiliates may acquire additional Units in exchange for cash or a combination of cash and Units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the General Partner. As a result of its ownership of 40.12% of the outstanding Units at June 30, 2007, AIMCO and its affiliates are in a position to influence all such voting decisions with respect to the Partnership. Although the General Partner owes fiduciary duties to the limited partners of the Partnership, the General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the General Partner, as general partner, to the Partnership and its limited partners may come into conflict with the duties of the General Partner to AIMCO as its sole stockholder.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     The information set forth in the Letter to the Unit holders, dated as of September 26, 2007, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     Not applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Not applicable.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Not applicable.

ITEM 8. ADDITIONAL INFORMATION.


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     The information set forth in the Letter to the Unit holders, dated as of
September 26, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9. EXHIBITS.

(a)(2) Letter to Unit Holders of the Partnership, dated September 26, 2007.

(e)    Not applicable.

(g)    Not applicable.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2007

                                        UNITED INVESTORS INCOME PROPERTIES

                                        By: United Investors Real Estate, Inc.
                                            (General Partner)


                                        By: /s/ Martha L. Long
                                            ------------------------------------
                                            Martha L. Long
                                            Senior Vice President